UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
of the Securities Exchange Act of 1934
(Amendment No. 24)

ENDESA, S.A.

(Name of Subject Company (issuer))

E.ON Zwölfte Verwaltungs GmbH
E.ON AG

(Names of Filing Persons (offerors))

Ordinary shares, par value €1.20 each
American Depositary Shares (each representing one ordinary share)

(Titles of Classes of Securities)

Ordinary Shares, ISIN ES0130670112
American Depositary Shares, CUSIP 00029274F1, ISIN US29258N1072

(CUSIP and ISIN Numbers of Classes of Securities)

Mr. Karl-Heinz Feldmann
Senior Vice President and General Counsel
E.ON AG
E.ON - Platz
D-40479 Düsseldorf, Germany
011 49-211-45 79-0

(Name, address and telephone number of
person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Richard Hall, Mark I. Greene
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,619,114.649	$264,607

(1) Estimated solely for the purpose of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934 (the “Exchange Act”), the transaction valuation is calculated by multiplying 161,989,074, which is the estimate of the number of ordinary shares of Endesa (including ordinary shares represented by ADSs) subject to the U.S. Offer, by the offer price of €40 in cash for each ordinary share and each ADS, converted into U.S. dollars based on an exchange rate expressed in U.S. dollars per euro of $1.3302 = €1.00, the Federal Reserve Bank of New York noon buying rate on March 23, 2007. Terms used and not defined in the preceding sentence are defined below.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Exchange Act, is $30.70 per $1,000,000.00 of the transaction valuation and was sent via wire transfer on January 23, 2007 and on February 7, 2007.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $871,059
Form or Registration No.: Schedule TO and Schedule TO/A
Filing Party:	E.ON Aktiengesellschaft E.ON Zwölfte Verwaltungs GmbH
Date Filed: January 26, 2007 and February 8, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 24 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2007 (as amended and supplemented prior to the date hereof, the “Schedule TO”). The Schedule TO relates to the offer by E.ON Zwölfte Verwaltungs GmbH (“E.ON 12”), a German limited liability company and wholly owned subsidiary of E.ON Aktiengesellschaft (“E.ON”), to acquire all the outstanding ordinary shares, par value €1.20 per share (the “ordinary shares”), and American depositary shares (the “ADSs” and, together with the ordinary shares, the “Endesa securities”) of Endesa, S.A., a Spanish public limited company (“Endesa”), at a price of €40.00 in cash for each ordinary share and each ADS, upon the terms and subject to the conditions of the U.S. offer (the “U.S. Offer”) (including, if the U.S. Offer is extended or amended, the terms and conditions of any such extension or amendment), as described in the U.S. Offer to Purchase dated January 26, 2007, as amended and supplemented by the Supplement to the U.S. Offer to Purchase dated February 14, 2007 (as so amended and supplemented, the “U.S. Offer to Purchase”). E.ON 12 is also making a separate, concurrent Spanish offer (the “Spanish Offer” and, together with the U.S. Offer, the “Offers”) for the ordinary shares. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 8. Interest in Securities of the Subject Company.

Item 8 is amended and supplemented to include the following information:

On March 27, 2007, E.ON entered into a equity swap transaction with Caja Madrid which relates to 105,076,259 Endesa ordinary shares (“Subject Shares”), representing approximately 9.9% of the outstanding ordinary shares of Endesa (“Swap Transaction”). The Swap Transaction is evidenced by the  ISDA Master Agreement (“Master Agreement”), the Schedule to the Master Agreement (“Schedule”), the Confirmation (“Swap Confirmation”) and the Fee Letter (“Fee Letter”), all dated March 27, 2007, between E.ON and Caja Madrid. Copies of  the Master Agreement, the Schedule, the Swap Confirmation and the Fee Letter are attached hereto as Exhibits (a)(5)(ZZ), (a)(5)(AAA), (a)(5)(BBB) and (a)(5)(CCC), respectively, and are hereby expressly incorporated by reference to this Item 8 of the Schedule TO. The following summary relating to the Swap Transaction is qualified in its entirety by reference to the copies of the Swap Confirmation, the Master Agreement, the Schedule and the Fee Letter.

Under the Swap Transaction, Caja Madrid agreed to pay E.ON an amount equal to any increase, and E.ON agreed to pay Caja Madrid an amount equal to any decrease, in the official market price of the Subject Shares above or below a reference price of €38.75. If E.ON’s proposed new Offer price of €40 is approved by the CNMV, the reference price for the Swap Transaction will be increased to €40. In the event E.ON pays a price per ordinary share in the Offers in excess of €40, such higher price shall be deemed the reference price. The Swap Confirmation also contemplates certain interim payments during the period of the Swap Transaction by E.ON to Caja Madrid based on EURIBOR plus a spread of 27.5 to 37.5 basis points depending on E.ON’s credit rating, net of dividends.

The principal rights and obligations of the parties under the Swap Transaction will only become effective upon (i) the minimum tender condition under the Offers being satisfied, or (ii) E.ON waiving the minimum tender condition and accepting for payment the Endesa shares tendered. The Swap Transaction has, subject to certain early termination rights, a term of two years from the date the principal rights and obligations of the parties thereunder become effective. E.ON has the right to terminate the Swap Transaction at any time. Caja Madrid has the right to terminate the Swap Transaction upon the occurrence of specific events.

3

Upon expiration or termination of the Swap Transaction, E.ON may require Caja Madrid to physically deliver the Subject Shares or settle the Swap Transaction in cash. The Swap Transaction does not grant E.ON the right to acquire (other than in connection with the physical settlement provisions of the Swap Transaction), dispose of or vote any Endesa securities.

During the term of the Swap Transaction, Caja Madrid is under the obligation to retain full legal and unencumbered title to the Subject Shares. The Swap Transaction does not give any party the right to direct or determine any voting rights that the other party may have in respect to ordinary shares. Caja Madrid may not tender the Subject Shares into the Offers without prior written consent of E.ON.

        E.ON will pay to Caja Madrid an Arrangement Fee in the amount of 0.25% and a Structuring Fee in the amount of 0.45% of the Equity Notional Amount (the aggregate reference price of the Subject Shares).

Item 11. Additional Information.

Item 11 is amended and supplemented to include the following information:

In the U.S., on March 26, 2007, E.ON and E.ON 12 filed a complaint against Enel, S.p.A. and Enel Energy Europe S.r.L. (collectively, “Enel”) in the U.S. District Court for the Southern District of New York (the "Court") and moved for leave to amend its existing complaint against Acciona in the Court alleging (a) that Enel and Acciona made misleading disclosures of their plans and arrangements, including plans and arrangements with each other, with respect to Endesa and (b) that Enel and Acciona’s public announcement of a tender offer violated Section 14(e) of the Exchange Act and the rules promulgated thereunder. In its filings, E.ON and E.ON 12 request the Court to order that Enel and Acciona make corrective disclosures and be barred from purchasing or offering to purchase additional Endesa securities (including through the settlement of Enel's outstanding swap arrangements with various financial institutions). In addition, E.ON and E.ON 12 contend that because of violations of Section 14 under the Exchange Act in its acquisition of 10% of Endesa, Enel should be required to offer rescission to the Endesa shareholders from whom it purchased shares. E.ON and E.ON 12 also contend that Acciona's conduct violated the order of the Court dated February 5, 2007, prohibiting Acciona from any further violation of Section 13(d) under the Exchange Act and any other disclosure provision of the U.S. securities laws.

Item 12. Exhibits.

Item 12 is amended and supplemented to include the following exhibits:

Exhibit	Description
(a)(5)(ZZ)	ISDA Master Agreement dated March 27, 2007
(a)(5)(AAA)	Schedule to the ISDA Master Agreement dated March 27, 2007
(a)(5)(BBB)	Confirmation of Share Swap Transaction dated March 27, 2007
(a)(5)(CCC)	Fee Letter dated March 27, 2007
(a)(5)(DDD)	Press Release dated March 27, 2007
(a)(5)(EEE)	English translation of an advertisement published in Spanish newspapers

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2007

E.ON Zwölfte Verwaltungs GmbH

By: /s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann Title: Managing Director

By: /s/ Dr. Patrick Wolff
Name: Dr. Patrick Wolff Title: Managing Director

E.ON Aktiengesellschaft

By: /s/ Dr. Michael Gaul
Name: Dr. Michael Gaul Title: Member of the Board of Management

By: /s/ Karl-Heinz Feldmann
Name: Mr. Karl-Heinz Feldmann Title: Senior Vice President and General Counsel

Exhibit Index.

Exhibit	Description
(a)(1)(A)	Offer to Purchase dated January 26, 2007
(a)(1)(B)	Form of Share Form of Acceptance
(a)(1)(C)	Form of ADS Letter of Transmittal
(a)(1)(D)	Form of Notice of Guaranteed Delivery
(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Form of Letter to Holders of American Depositary Receipts
(a)(1)(G)	Form of Letter to Financial Intermediaries and Custodians
(a)(1)(H)	Form of Letter to Holders of Ordinary Shares
(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9
(a)(1)(J)	Limited Due Diligence Information Obtained from Endesa
(a)(1)(K)	Supplement to the U.S. Offer to Purchase dated February 14, 2007
(a)(1)(L)	Revised Form of Share Form of Acceptance
(a)(1)(M)	Revised Form of ADS Letter of Transmittal
(a)(1)(N)	Revised Form of Notice of Guaranteed Delivery
(a)(1)(O)	Revised Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(P)	Revised Form of Letter to Holders of American Depositary Receipts
(a)(1)(Q)	Revised Form of Letter to Financial Intermediaries and Custodians
(a)(1)(R)	Revised Form of Letter to Holders of Ordinary Shares
(a)(5)(A)	Press Release dated February 21, 2006, announcing the cash offer for Endesa, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on February 21, 2006
(a)(5)(B)
Press Release dated September 26, 2006, announcing the intention to increase the offer price to at least €35.00, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on September 26, 2006

(a)(5)(C)
English translation of the Relevant Notice filed with the CNMV on January 2, 2007, announcing the intention to reduce the increased offer price to at least €34.50, incorporated by reference to the pre-commencement Schedule TO filed by E.ON on January 3, 2007

(a)(5)(D)	Form of Summary Advertisement, published in The Wall Street Journal on January 26, 2007
(a)(5)(E)	Press Release dated January 26, 2007, announcing the intention to submit E.ON 12’s final offer via the Spanish “sealed envelope” procedure
(a)(5)(F)	English translation of an advertisement relating to the Offers published in the Spanish press
(a)(5)(G)	Investor Presentation February 2007
(a)(5)(H)	Press release dated February 2, 2007, announcing E.ON 12’s intention to submit its final bid to the CNMV
(a)(5)(I)	English translation of the ad-hoc notice filed with the German BaFin on February 2, 2007, announcing the submission of E.ON 12’s final bid to the CNMV

(a)(5)(J)	Press Release dated February 3, 2007, announcing the submission of E.ON 12’s final bid to the CNMV
(a)(5)(K)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a)(5)(L)	Presentation dated February 3, 2007
(a)(5)(M)	Transcript of the Investor Conference Call Speech by Dr. Wulf H. Bernotat on February 3, 2007
(a)(5)(N)	Transcript of the Press Conference held on February 3, 2007
(a)(5)(O)	Press Release dated February 6, 2007
(a)(5)(P)	Transcript of the Investor Conference Call on February 3, 2007
(a)(5)(Q)	Form of Notice published in The Wall Street Journal on February 8, 2007, announcing the increase of the offer price to €38.75
(a)(5)(R)	English translation of an advertisement relating to the Offers published in the Spanish press
(a)(5)(S)	English translation of Spanish advertisements
(a)(5)(T)	English translation of the content of the website www.eonsi.es
(a)(5)(U)	Roadshow Presentation
(a)(5)(V)	Press Release dated February 14, 2007, announcing the extension of the acceptance period
(a)(5)(W)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on February 14, 2007
(a)(5)(X)	Investor Presentation February 2007
(a)(5)(Y)	English translation of the Spanish announcement of the extension of the acceptance period in the Spanish press
(a)(5)(Z)	English translation of a Spanish brochure used by E.ON in connection with the Offers
(a)(5)(AA)	Press Release dated February 28, 2007
(a)(5)(BB)	English translation of Spanish advertisement
(a)(5)(CC)	English translation of the Ad-hoc Notice filed with the German BaFin on March 6, 2007
(a)(5)(DD)	English translation of the Relevant Notice filed with the CNMV on March 6, 2007
(a)(5)(EE)	Transcript of the Press Conference Speech by Dr. Wulf H. Bernotat on March 7, 2007
(a)(5)(FF)	Transcript of the Press Conference Speech by Dr. Marcus Schenck on March 7, 2007
(a)(5)(GG)	Presentation by Dr. Wulf H. Bernotat on March 7, 2007
(a)(5)(HH)	Presentation by Dr. Marcus Schenck on March 7, 2007
(a)(5)(II)	Press Release dated March 7, 2007
(a)(5)(JJ)	Transcript of the Conference Call Speech by Dr. Wulf H. Bernotat on March 7, 2007
(a)(5)(KK)	Transcript of the Conference Call Speech by Dr. Marcus Schenck on March 7, 2007
(a)(5)(LL)	Transcript of the Q&A Session in the Conference Call on March 7, 2007
(a)(5)(MM)	English translation of the updated Questions & Answers on the website eonsi.es
(a)(5)(NN)	Transcript of the Q&A Session in the Press Conference on March 7, 2007

(a)(5)(OO)	English translation of an advertisement published in Spanish newspapers
(a)(5)(PP)	Letter sent to holders of Endesa ADSs
(a)(5)(QQ)	English translation of advertisements published in Spanish newspapers
(a)(5)(RR)	English translation of Internet banner
(a)(5)(SS)	Advertisement published in the Wall Street Journal on March 22, 2007
(a)(5)(TT)	English translation of the Relevant Notice filed with the CNMV on March 22, 2007
(a)(5)(UU)	English translation of the updated content of the website www.eonsi.es
(a)(5)(VV)	Investor Presentation March 2007
(a)(5)(WW)	Ad Hoc Notice dated March 26, 2007
(a)(5)(XX)	Press Release dated March 26, 2007
(a)(5)(YY)	English Translation of a Relevant Notice filed with the CNMV on March 26, 2007
(a)(5)(ZZ)	ISDA Master Agreement dated March 27, 2007
(a)(5)(AAA)	Schedule to the ISDA Master Agreement dated March 27, 2007
(a)(5)(BBB)	Confirmation of Share Swap Transaction dated March 27, 2007
(a)(5)(CCC)	Fee Letter dated March 27, 2007
(a)(5)(DDD)	Press Release dated March 27, 2007
(a)(5)(EEE)	English translation of an advertisement published in Spanish newspapers
(b)(1)
Syndicated Term and Guarantee Facility Agreement, dated October 16, 2006, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc, Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(b)(2)
Term Loan and Guarantee Facility Agreement, dated February 2, 2007, between and among E.ON, as Original Borrower and Guarantor, HSBC Bank plc., Citigroup Global Markets Limited, J.P. Morgan plc, BNP Paribas, The Royal Bank of Scotland plc and Deutsche Bank AG, as mandated lead arrangers and the other parties thereto

(d)(1)	Confidentiality Agreement, dated January 16, 2006, between E.ON and Endesa
(g)	Not applicable
(h)	Not applicable